/04 2002 16:32 FAX 0048 76 8478205 KGHM POLSKA MIEDZ S.A. → SEC-ADR 001

Exemption number: 82 4639

KGHM Polska Miedź S.A.

2 APR 18

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

SUPPL

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Head Office Information Centre	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*

Announcement also provided to required statutory authorities

Date: 18 April 2002

Number of pages (including this one): 2

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

02028526

Current report 26/2002

The Management Board of Management Board announces that on 17 April 2002 the Company and the municipal authorities (gminas) of Polkowice and Grębocice signed an agreement relating to co-operation with respect to enabling the Company to expand the tailings pond „Żelazny Most" and with respect to development of the technical, economic and social infrastructure of these municipalities.

The agreements which were signed, together with the agreement signed in December 2000 with the municipal authorities (gmina) of Rudna, enable the Company to obtain the requisite administrative decisions for the expansion of the tailings pond „Żelazny Most" up to a capacity of 700 mln m^3, which means an extension of its operational life by at least 20 years.

As a result of the signing of these agreements, principles were established for the recovery by the Company of an overpayment in taxation on underground mining works, paid to the municipal authorities of Polkowice. As part of its co-operation with these municipalities, the Company will make a one-off payment to the municipality of Grębocice of PLN 4 mln, followed over the next 15 years by an amount equivalent to 375 thousand EURO. With respect to the municipality of Polkowice, the Company has written-off the interest accruing to the overpayment in taxation on underground mining works up to the date the agreement was signed, while the overpayment of appx. PLN 50 mln will be treated as a prepayment on current and future tax liabilities towards the municipality.

dlw 4/19

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

With respect to the regulation of overpayments, it has been agreed that such overpayments will bear an interest rate ¼th that of the prevailing rate for tax interest, payable by the municipality of Polkowice to the end of each year.

Legal basis:
(§81, section 1, point 2 of the Securities Act of 21 August 1997 – Dz.U. Nr 118, poz.754 with later changes)

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

DYREKTOR NACZELNY
Nadzoru Właścicielskiego i Służb Informacyjnych
Józef Dudziak